SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number: 0-8918

                           NOTIFICATION OF LATE FILING
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(Check One):  [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q  [ ] Form N-SAR
              For Period Ended:   December 31, 1998

              [ ] Transition  Report on Form 10-K      [ ] Transition  Report on Form 10-Q
              [ ] Transition  Report on Form 20-F      [ ] Transition Report on Form  N-SAR
              [ ] Transition  Report on Form 11-K
              For the Transition Period Ended:__________________________

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         Read attached  instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         Part I. REGISTRANT INFORMATION

         Full name of registrant: Carnegie International Corporation

         Former name if applicable _____________________________________________

         11350 McCormick Road, Executive Plaza #3, Suite 1001 Address of principal executive office (Street and number)

         Hunt Valley, Maryland 21031
         City, State and Zip Code

                        Part II. RULE 12b-25 (b) and (c)

                  If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check appropriate box).

         [X]     (a) The reasons  described  in  reasonable  detail  in Part III of this form could not be eliminated without unreasonable effort or expense;


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         [X]     (b) The subject  annual report, semi-annual  report, transition report on Form 10-K, 20- F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day
                     following   the   prescribed   due  date;  or  the  subject
                     quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]     (c) The  accountant's  statement  or  other exhibit required by
                     Rule 12b-25(c) has been attached if applicable.

                               Part III. NARRATIVE

                  State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion could not be filed within the prescribed time period.
                  (Attached extra sheets if needed.)

                  On February 12, 1999, the Registrant filed Form 10-SB/A with the SEC pursuant to Section 12(g) of the Securities Exchange Act of 1934. On Monday, March 29, 1999, the Corporation received accounting comments from the SEC staff. The accounting issues raised have a direct bearing on the financial statements included as a part of the Form 10-SB/A. The Registrant intends to respond promptly to the comments; however, it will take at least several days to assemble the information necessary to then prepare appropriate responses. As a result, the Registrant will be unable to file an amendment to Form 10-SB/A by March 31, 1999, the date that filing of its Form 10-KSB for the year ended December 31, 1998 is due; and does not believe it would be appropriate to file its Form 10-KSB until the accounting issues raised by the SEC staff are resolved.

                           Part IV. OTHER INFORMATION

                  (1) Name and telephone number of person to contact in regard to this notification:

                  Lowell Farkas                 410                785-7400
                  (Name)                    (Area Code)       (Telephone Number)

                  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the
answer is no, identify report(s).        [X] Yes   [ ] No

                  (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                         [ ] Yes   [X] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if applicable, state the reason why a reasonable estimate of the results cannot be made.



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CARNEGIE INTERNATIONAL  CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 1999                     By:  /s/ Lowell Farkas
                                              ----------------------------------
                                              Lowell Farkas
                                              President
C77150a.108

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